Exhibit 99.2
33/F, Building A, Eagle Run Plaza, 26 Xiao Yun Road, Beijing, 100016, People’s Republic of China www. Linktone.com
PROXY STATEMENT
General
     We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on November 14, 2008 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China.
     This proxy statement is available to shareholders beginning on October 15, 2008 and the form of proxy is first being mailed to shareholders on or about October 15, 2008.
Revocability of Proxies
     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Jimmy Lai, our Chief Financial Officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
     Shareholders of record at the close of business on October 3, 2008 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 31, 2008, 420,636,230 of our ordinary shares, par value US$0.0001 per share, were outstanding, of which approximately 236,975,060 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
     Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
     The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at

http://www.linktone.com/corporate_governance/AGM.jsp. Hard copies of the solicitation materials are available upon request to shareholders free of charge.
Voting by Holders of Ordinary Shares
     When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” Proposals 1 and 2, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal.
Voting by Holders of American Depositary Shares
     JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of 2008 Annual General Meeting of Shareholders and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS. JPMorgan Chase Bank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 3 p.m., Eastern Standard Time on November 10, 2008, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.
     JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

PROPOSAL 1
ELECTION OF A DIRECTOR
     The board of directors has nominated two Class I directors for re-election at the 2008 annual general meeting. Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Thomas Hubbs and Muliawan Guptha), Class II directors (currently Michael Guangxin Li) and Class III directors (currently Harry Tanoesoedibjo, Jun Wu and Felix Ali Chendra). The current terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2008, 2009 and 2010, respectively. At each annual general meeting, including the 2008 annual general meeting at which two Class I directors are nominated for re-election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
     Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
     The names of the nominees, their ages as of August 31, 2008, the principal positions with our company held by them and their class designation and term of office upon their election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office

Thomas Hubbs (1)	63	Director	Class I	3 years
Muliawan Guptha (2)	39	Director	Class I	3 years

(1)	Member of the audit committee.

(2)	Member of the nominating and compensation committee.
Class I Directors Nominated for Election at the Annual General Meeting
     Thomas Hubbs has served on our board since February 2004. He is the Chief Financial Officer and was the Chief Operating Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, as an Executive Vice President and Chief Financial Officer of the company. He currently serves on the board of directors of DCL Corporation and Provista Software International, Inc. He graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration degree from the University of Santa Clara.
     Muliawan Guptha has served as a director since April 2008. He has been a director of MNC and MNC International Ltd. since April 2008 and May 2008, respectively. He is also the Commissioner of PT Cipta TPI, a television broadcasting company. He was a director, finance and administration director, finance and administration director and finance and technology director of PT Bimantara Citra Tbk., a holding company, PT Global Information Bermutu, a television broadcasting company, PT. Musik Televisi Indonesia, a content provider company, and PT Cipta TPI, respectively. He received a Master of Business Administration degree in Finance from the Oklahoma City University and a Bachelor of Business Administration degree in Marketing from the University of Oklahoma.

     The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
     The audit committee recommends, and our board of directors concurs, that Grant Thornton be appointed as our independent registered public accountants for the year ending December 31, 2008. Our board of directors first appointed Grant Thornton as our independent registered public accountants in September 2008. Grant Thornton replaced PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”) following the termination of client auditor relationship between us and PwC. PwC acknowledged and confirmed in writing the client auditor relationship with us ceased on August 12, 2008. PwC audited our financial statements from fiscal year 2000 through fiscal year 2007.
     In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
     A representative of Grant Thornton is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
     The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
GRANT THORNTON
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
FOR THE YEAR ENDING DECEMBER 31, 2008.

COMPENSATION REPORT OF THE NOMINATING
AND COMPENSATION COMMITTEE
     The nominating and compensation committee of our board of directors reviews and makes recommendations to our board of directors regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The members of our nominating and compensation committee are Felix Ali Chendra, Jun Wu, and Muliawan Guptha.
     The fundamental policy of the nominating and compensation committee is to provide our Chief Executive Officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the committee’s objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for the Chief Executive Officer and other executive officers is comprised of four elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and our company’s shareholders, and (iv) perquisites on a case-by-case basis. As an executive officer’s level of responsibility increases, it is the intent of our board of directors to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.
     Our company’s executive compensation is intended to be consistent with leading companies in the wireless telecommunications and media industries while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2007, the principal measures the committee looked to in evaluating our company’s progress toward these objectives were financial performance targets as well as certain non-financial targets.
     Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.
     Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The nominating and compensation committee also considers companies outside the industry which may compete with our company in recruiting executive talent.
     Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of our company’s achievement of certain corporate financial and non-financial performance goals established for each fiscal year and designated individual goals.
     Long-Term Compensation. The nominating and compensation committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options and other awards are used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or other awards include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.
     Perquisites. A limited range of perquisites are provided to executives on a case-by-case basis. The nominating and compensation committee believes these perquisites are reasonable, competitive and business-justified. These perquisites may include, but are not limited to medical insurance, transportation allowance, housing allowance and education allowance.
     Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Michael Guangxin Li, who assumed this position in April 2006, currently receives a base salary of US$294,582. In determining his base salary, the committee compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating our company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

The Nominating and Compensation Committee

Felix Ali Chendra Jun Wu Muliawan Guptha

AUDIT COMMITTEE REPORT
     The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our company’s independent accountants are responsible for expressing an opinion on the conformity of their audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountants for 2007 after reviewing that firm’s performance and independence from management. As a result of the termination of client auditor relationship between the Company and PricewaterhouseCoopers Zhong Tian CPAs Limited Company in August 2008 and after reviewing the performance and independence from management of Grant Thornton, we have recommended that Grant Thornton be appointed as our company’s independent accountants for fiscal year 2008 at the annual general meeting of shareholders scheduled in November 2008.
     In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2007 Annual Report on Form 20-F for the year ended December 31, 2007. We reviewed with our company’s independent accountants their judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with their representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountants their independence from management and our company and its affiliates, and received their written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountants are compatible with maintaining the accountants’ independence.
     We also discussed with our company’s internal auditors and independent accountants the overall scope and plans for their respective audits. We met with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of our company’s internal controls, and the overall quality of financial reporting.
     In reliance upon the reviews and discussions referred to above, we recommended to our board of directors, and our board of directors approved, the inclusion of the audited financial statements in the 2007 Annual Report on Form 20-F for the year ended December 31, 2007, for filing with the U.S. Securities and Exchange Commission.

The Audit Committee Thomas Hubbs Jun Wu

*          *          *
     The foregoing Audit Committee Report shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference in any previous or future documents filed by the Company with the U.S. Securities and Exchange Commission under the Securities

Act or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference in any such document.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
     The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:
1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China, Attention: Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES
     We adopted a Code of Business Conduct which is available on our company’s website at http://www.linktone.com/governance.jsp. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
     Copies of our Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 33/F, Building A, Eagle Run Plaza No. 26, Xiao Yun Road, Chaoyang District, Beijing 100016, People’s Republic of China.
ANNUAL REPORT TO SHAREHOLDERS
     Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, we post our annual reports on our website. Our annual report on Form 20-F for the year ended December 31, 2007 has been filed with the U.S. Securities and Exchange Commission. You may obtain a copy of our 2007 annual report on Form 20-F for the year ended December 31, 2007 to shareholders by visiting our website http://www.linktone.com/corporate_governance/AGM.jsp. If you want to receive a paper or email copy of our 2007 annual report on Form 20-F for the year ended December 31, 2007 to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to Serena Shi of Linktone Ltd., at serena.shi@linktone.com or 86-10-5108-8234.

OTHER MATTERS
     We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Michael Guangxin Li
Dated: October 15, 2008	Chief Executive Officer

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